Filed by NLS Pharmaceutics Ltd. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 25, 2025, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “Kadimastem and iTolerance Successfully Complete Pre-IND Meeting with the FDA for its Type 1 Diabetes Treatment.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “Kadimastem and iTolerance Successfully Complete Pre-IND Meeting with the FDA for its Type 1 Diabetes Treatment.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: February 25, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2

Exhibit 99.1

Kadimastem and iTolerance Successfully Complete Pre-IND Meeting with the FDA for its Type 1 Diabetes Treatment

Companies Advance Collaborative Clinical Development of iTOL-102: A Potential

Cure for Diabetes Without the Need for Chronic Life-long Immune Suppression

ZURICH, SWITZERLAND and NESS ZIONA, ISRAEL, February 25, 2025. NLS Pharmaceutics Ltd. (Nasdaq: NLSP”) (“NLS”) and Kadimastem Ltd. (“Kadimastem”), a clinical-stage company specializing in “off-the-shelf” allogeneic cell therapy products for neurodegenerative diseases and diabetes, in collaboration with iTolerance Inc. (“iTolerance”), a U.S. based regenerative medicine company, announced today the result from the Type B pre-IND meeting held by Kadimastem and iTolerance with a committee of the U.S Food and Drug Administration (“FDA”) on February 24, 2025, regarding the development of iTOL-102, a potential cure for diabetes that would not require life-long chronic immune system suppression. iTOL-102 is an investigational biologic for the treatment and potential cure of Type 1 Diabetes consisting of Kadimastem’s allogenic human stem cell-derived pancreatic islets (IsletRx cells) combined with iTolerance’s immunomodulator (iTOL-100).

Kadimastem and iTolerance believe that the completion of the pre-IND meeting is a significant milestone toward the clinical development of iTOL-102, an on-going collaborative research initiative between iTolerance and Kadimastem, funded in part by grants received from the Israel-U.S. Binational Industrial Research and Development Foundation.

iTOL-102 was evaluated at the fast-track center for testing at the Diabetes Research Institute (“DRI”) at the University of Miami School of Medicine, where it was designated as a potential breakthrough transplantation approach for the treatment of Type 1 Diabetes, as the novel combination of tolerance-inducing agent and human stem cell-derived islets. iTOL-102 demonstrated functional insulin release and disease reversal in an animal model, with full compatibility between IsletRx cells and iTOL-100.

Prior to the meeting with the FDA, Kadimastem and iTolerance received a preliminary response document from the FDA, providing critical feedback on their current preclinical and clinical development plans. This guidance is instrumental in moving forward with the next stages of development. Based on the feedback provided at the pre-IND meeting, Kadimastem and iTolerance are now updating their plans for a safety toxicology study and the preparation of a First-in-Human clinical trial.

Kadimastem believes its collaboration with iTolerance signifies a potentially transformative step in diabetes treatment, paving the way towards the potential development of iTOL-100 and requesting regulatory approvals for commercialization of a potential cure for type 1 diabetes.

Ronen Twito

Ronen Twito Kadimastem's Executive Chairman and CEO

Alexander C. Zwyer NLS's CEO and Executive Board Member

iTOL-100 is an immunomodulatory microgel technology being developed by iTolerance designed to reduce or eliminate the need for life-long chronic systemic immunosuppression following transplantation of allogenic cells. In a preclinical diabetic rodent model designed by iTolerance, iTOL-100 was shown by iTolerance to be compatible with Kadimastem’s IsletRx human stem cell-derived islets.

Kadimastem’s IsletRx is a clinical-grade product candidate comprising human pancreatic islet-like cells capable of secreting insulin. IsletRx, a preparation of human stem cell-derived islets developed by Kadimastem, is a scalable and virtually unlimited source of insulin-producing cells which could address the critical shortage of donor islets for transplantation. This innovative therapy may effectively detect glucose levels in the body and produce the necessary amounts of insulin and glucagon.

Dr. Anthony Japour, Chief Executive Officer of iTolerance, commented, “I believe that the feedback from the FDA is a critical milestone in the development of iTOL-102, and we are encouraged by their support for our innovative approach to treating Type 1 diabetes. We believe that the successful outcome of this meeting validates our commitment to bring a game-changing therapy to patients, one that could ultimately eliminate the need for chronic life-long immunosuppression. We look forward to continuing our collaboration with Kadimastem and working closely with the FDA.”

Alex Zwyer, CEO of NLS, commented, “I believe that the news demonstrates the strength of the proposed merger of NLS and Kadimastem and its technology platform to build a healthy, strong merged company that will benefit shareholders.”

Kadimastem Executive Chairman and CEO Ronen Twito said, “The promising results from the fast-track center for testing at the DRI, combined with the comprehensive studies conducted by iTolerance and Kadimastem, enabled us to complete this important milestone. We are working closely with the FDA on the necessary steps needed to implement this potential innovative technology for patients with Type 1 diabetes and demonstrate a novel islet cell transplantation approach with no need for immunosuppression.”

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of the company and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

About iTolerance, Inc.

iTolerance is a regenerative medicine company developing technologies to enable tissue, organoid or cell therapy without requiring life-long immunosuppression. Leveraging its proprietary biotechnology-derived Streptavidin-FasL fusion protein/biotin-PEG microgel (SA-FasL microgel) platform technology, iTOL-100, iTolerance is advancing a pipeline of programs using both allogenic cadaveric and stem cell-derived pancreatic islet to potentially cure Type 1 diabetes. Utilizing iTOL-100 to induce local immune tolerance, the Company is developing its lead indication as a potential cure for Type 1 Diabetes without the need for life-long immunosuppression. Additionally, the Company is developing iTOL-201 for treating liver failure by utilizing hepatocytes and iTOL-401 as a nanoparticle formulation for large organ transplants without the need for life-long immunosuppression. For more information, please visit itolerance.com.

Forward Looking Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the belief that the results of the pre-IND meeting with the FDA demonstrates the strength of the proposed merger; that the meeting with the FDA is a significant milestone in the development of iTOL-102, and the expected benefits of iTOL-102 in the treatment of diabetes. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on December 27, 2024.

This press release may include forward-looking information as defined in the Securities Law, 5728 – 1968. Forward-looking information is uncertain and mostly is not under Kadimastem’s control and the realization or non-realization of forward-looking information will be affected, among other things, by the risk factors characterizing the company’s activity, as well as developments in the general environment and external factors affecting the company’s activity. The company’s results and achievements in the future may differ materially from any presented herein and the company makes no undertaking to update or revise such projection or estimate and does not undertake to update this document. This press release does not constitute a proposal to purchase the company’s securities or an invitation to receive such offers. Investment in securities in general and in the company in particular bears risks. One should consider that past performance does not necessarily indicate performance in the future.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com,  Social Media: Social Media: LinkedIn, X, Facebook, Instagram

iTolerance Contacts:

Investor Contact

Jenene Thomas

Chief Executive Officer

JTC Team, LLC

T: 833.475.8247

iTolerance@jtcir.com

Media Contact

Susan Roberts

T: 202.779.0929

sr@roberts-communications.com